Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

February 24, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:	William H. Thompson, Accounting Branch Chief

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 1-34625

Dear Mr. Thompson:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) and is filing this response to your comment letter, dated February 9, 2011, with respect to the above-referenced filings on CREG’s behalf.  For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your comment letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1.
We reviewed your response to comment one in our letter, dated January 4, 2011, which indicates that revised consolidated statements of cash flows are attached to the response. However, we are unable to locate the revised statements in submitted correspondence files. Please submit the revised statements as correspondence so that we are able to review your proposed revisions. In addition, please tell us whether you plan to restate your statements of cash flows presented in the filing and in subsequently filed quarterly reports on Form 10-Q. If so, tell how you intend to disclose the restatements. If not, please explain the quantitative and qualitative reasons why a restatement is not necessary. Refer to SAB Topics 1:M and 1:N.

United States Securities and Exchange Commission
February 24, 2011

Response:

The revised Consolidated Statements of Cash Flows are submitted with this response in accordance with your comment letter, dated of February 9, 2011.  The Company does not plan to restate its statements of cash flows presented in its Form 10-K for the fiscal year ended December 31, 2009, or its quarterly reports on Form 10-Q for fiscal year 2010.  The Company does intend to disclose the reclassification of cash flows for fiscal year ended December 31, 2009, for certain line items, from investing to operating activities, and implement such reclassification prospectively, including in our Form 10-K for the fiscal year ended December 31, 2010, in a footnote to the 2010 financial statements included in its Form 10-K, and will present its Cash Flow statements consistent with its presentation on the attached statement in all reports thereafter.

Qualitatively, the reclassification of cash flows is undertaken in order to provide consistency in presentation.  The Company believes that the decision as to classification of cash flows with respect to the construction of its projects and payments received under sales-type leases of these projects as either operating or investing inflow or outflow is subject to interpretation and is not clearly directed by GAAP.  In connection with its conversations with the Staff, the Company understands and agrees with the position that consistency in treatment of both cash inflow and outflow provides disclosure that is more easily understood.  However, the change to treating both outflows and inflows as operating items has no overall effect either on the net cash flow itself or on the other financial statements of the Company, and as such the Company does not believe that the reclassification rises to the level of requiring retrospective restatements of the cash flows in its prior filings.

In addition, qualitatively, the Company does not believe there is any need to retroactively restate the cash flows because:

•	There is no change in net income or earnings per share
•	There is no change in the net cash flows for any period
•	There is no change in any balance sheet or income statement line items
•	There is no cumulative effect of the change on retained earnings or any other component of equity or net assets.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
James L. Thornton, Esq.

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2010 (Unaudited)	December 31, 2009

ASSETS

CURRENT ASSETS
Cash & cash equivalents	$6,488,518	$1,111,943
Restricted cash	2,253,361	1,461,659
Investment in sales type leases, net	6,635,231	4,396,395
Interest receivable on sales type leases	766,580	437,626
Prepaid expenses	154,798	445,458
Other receivables	414,248	184,355
Subscription receivable	430,500	-
VAT receivables - current	1,268,448	383,027

Total current assets	18,411,684	8,420,463

NON-CURRENT ASSETS
VAT receivables - noncurrent	1,053,437	957,567
Investment in sales type leases, net	86,733,485	48,147,738
Property and equipment, net	172,524	97,311
Construction in progress	45,907,791	34,858,845

Total non-current assets	133,867,237	84,061,461

TOTAL ASSETS	$152,278,921	$92,481,924

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$6,208,498	$3,583,219
Notes payable - bank acceptances	2,999,508	1,461,659
Interest payable	2,509,889	-
Taxes payable	1,707,112	681,707
Accrued liabilities and other payables	2,945,354	2,785,796
Advance from related parties, net	4,036,492	468,475
Convertible note, net of discount due to beneficial conversion feature	3,980,937	-
Accrued interest on short term convertible note	127,939	-
Deferred tax liability-current	54,466	148,193
Loans payable - current	1,343,063	-

Total current liabilities	25,913,258	9,129,049

NONCURRENT LIABILITIES
Shares to be issued	12,812,971	-
Deferred tax liability, net	5,446,238	2,762,115
Convertible notes	3,000,000	8,000,000
Accrued interest on long term convertible notes	346,668	353,024
Loans payable	40,761,965	25,570,429

Total noncurrent liabilities	62,367,842	36,685,568

Total liabilities	88,281,100	45,814,617

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value; 100,000,000 shares
authorized, 38,778,035 shares issued and outstanding
as of September 30, 2010 and December 31, 2009, respectively	38,779	38,779
Additional paid in capital	42,583,642	38,319,163
Statutory reserve	4,288,441	2,497,724
Accumulated other comprehensive income	4,929,794	3,709,490
Retained earnings	9,922,599	1,485,914

Total Company stockholders' equity	61,763,255	46,051,070

Noncontrolling interest	2,234,566	616,237

Total equity	63,997,821	46,667,307

TOTAL LIABILITIES AND EQUITY	$152,278,921	$92,481,924

Updated

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Income including noncontrolling interest	$10,817,221	$8,097,090
Adjustments to reconcile income including noncontrolling
interest to net cash provided by operating activities:
Changes in gross sales type leases receivables	(30,724,470)	(11,032,444)
Depreciation and amortization	9,298	23,155
Amortization of discount related to conversion feature of convertible note	1,326,274	-
Stock options and warrants	1,919,102	1,129,328
Stock compensation expense	602,000	-
Accrued interest on convertible notes	121,583	60,182
Changes in deferred tax	2,495,828	1,731,344
(Increase) decrease in current assets:
Interest receivable on sales type leases	(315,675)	(379,331)
Collection of principal on sales type leases	3,267,917	1,547,527
Prepaid expenses	294,464	3,828,438
VAT receivable and other receivables	(1,163,901)	(113,744)
Increase (decrease) in current liabilities:
Accounts payable	4,004,280	847,314
Taxes payable	996,753	(1,917,728)
Unearned revenue	-	(658,655)
Interest payable	2,470,914	-
Accrued liabilities and other payables	112,574	(260,167)
Construction in progress	(10,226,469)	(8,255,441)

Net cash used in operating activities	(13,992,307)	(5,353,132)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase investment in subsidiary	-	(16,100)
Restricted cash	(752,116)	(4,393,159)
Acquisition of property & equipment	(81,526)	(15,096)

Net cash used in investing activities	(833,642)	(4,424,355)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of common stock	-	2,000,000
Insurance of convertible notes	-	3,000,000
Cash contribution from noncontrolling interest	908,279	263,439
Proceeds from loans	15,800,376	2,927,358
Advance from related parties	3,504,613	-

Net cash provided by financing activities	20,213,268	8,190,797

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	(10,744)	2,646

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	5,376,575	(1,584,044)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	1,111,943	7,267,344

CASH & CASH EQUIVALENTS, END OF PERIOD	$6,488,518	$5,683,300

Supplemental Cash flow data:
Income tax paid	$1,307,901	$1,307,406
Interest paid	$269,083	$319,086

Original

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Income including noncontrolling interest	$10,817,221	$8,097,090
Adjustments to reconcile income including noncontrolling
interest to net cash provided by operating activities:
Depreciation and amortization	9,298	23,155
Amortization of discount related to conversion feature of convertible note	1,326,274	-
Stock options and warrants	1,919,102	1,129,328
Stock compensation expense	602,000	-
Accrued interest on convertible notes	121,583	60,182
Changes in deferred tax	2,495,828	1,731,344
(Increase) decrease in current assets:
Interest receivable on sales type leases	(315,675)	(379,331)
Prepaid expenses	294,464	3,828,438
VAT receivable and other receivables	(1,163,901)	(113,744)
Increase (decrease) in current liabilities:
Accounts payable	4,004,280	847,314
Taxes payable	996,753	(1,917,728)
Unearned revenue	-	(658,655)
Interest payable	2,470,914	-
Accrued liabilities and other payables	112,574	(260,167)
Construction in progress	(10,226,469)	(8,255,441)

Net cash provided by operating activities	13,464,246	4,131,785

CASH FLOWS FROM INVESTING ACTIVITIES:
Initial investment in sales type leases	(30,724,470)	(11,032,444)
Collection of principal on sales type leases	3,267,917	1,547,527
Increase investment in subsidiary	-	(16,100)
Restricted cash	(752,116)	(4,393,159)
Acquisition of property & equipment	(81,526)	(15,096)

Net cash used in investing activities	(28,290,195)	(13,909,272)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of common stock	-	2,000,000
Insurance of convertible notes	-	3,000,000
Cash contribution from noncontrolling interest	908,279	263,439
Proceeds from loans	15,800,376	2,927,358
Advance from related parties	3,504,613	-

Net cash provided by financing activities	20,213,268	8,190,797

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	(10,744)	2,646

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	5,376,575	(1,584,044)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	1,111,943	7,267,344

CASH & CASH EQUIVALENTS, END OF PERIOD	$6,488,518	$5,683,300

Supplemental Cash flow data:
Income tax paid	$1,307,901	$1,307,406
Interest paid	$269,083	$319,086